Exhibit 99.1

Company Contacts:

Katia Fontana

Vice President and Chief Financial Officer

(514) 397-2592

For all press and media inquiries, please contact:

Press@birks.com

BIRKS GROUP DISCLOSES ACCEPTANCE OF COMPLIANCE PLAN BY NYSE AMERICAN

Montreal, Quebec. – May 16, 2025 – Birks Group Inc. (the “Company”) (NYSE American LLC: BGI), announced today that the NYSE American LLC (“NYSE American”) has accepted the Company’s plan of compliance for continued listing on NYSE American.

As previously reported, the Company was notified on February 25, 2025 by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(i) and (ii) of the NYSE American Company Guide (the “Company Guide”).

In accordance with the procedures and requirements of Section 1009 of the Company Guide, the Company submitted its plan of compliance on March 27, 2025 addressing how the Company intends to regain compliance with Section 1003(a)(i) and (ii) of the Company Guide.

On May 13, 2025, NYSE American notified the Company that it accepted the compliance plan and granted the Company an extension for its continued listing until August 25, 2026 (the “Plan Period”). The Company will be subject to periodic review by NYSE American during the Plan Period. If the Company does not regain compliance by the end of the Plan Period, or if the Company does not make progress consistent with the plan during the Plan Period, NYSE American may initiate delisting procedures as appropriate.

Receipt of the non-compliance and acceptance notices does not affect the Company’s business, operations, financial or liquidity condition, or reporting requirements with the Securities and Exchange Commission. During this time, the Company’s Class A voting shares will continue to be listed and trade on the symbol “BGI.”

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery, and operator of luxury jewellery, timepieces and gifts retail stores in Canada. The Company operates 18 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand, one location in Vancouver under the Patek Philippe brand, and three retail locations in Laval, Ottawa and Toronto under the Breitling brand. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewellery, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Forward Looking Statements

This press release contains forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” “continue,” “strategy,” “focus” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) a decline in consumer spending or deterioration in consumer financial position; (ii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, inflation, increases in commodity prices and borrowing or operating costs, or other pricing environment factors and their related impact on the Company’s costs and expenses; (iv) changes in interest rates; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewellers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (vi) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in prime retail locations, and invest in its website and e-commerce platform; (vii) the Company’s ability to continue to borrow under its Amended Credit Facility and Amended Term Loan; (viii) the Company’s ability to maintain profitable operations, as well as maintain specified excess availability levels under its Amended Credit Facility, make scheduled payments of principal and interest, and fund capital expenditures; (ix) the Company’s ability to execute its strategic vision; (x) the geopolitical environment and increased political uncertainty; (xi) the impact of weather-related incidents, natural disasters, strikes, protests, riots or terrorism, acts of war or another public health crisis or disease outbreak, epidemic or pandemic on the Company’s business; and (xii) the Company’s ability to invest in and finance capital expenditures, (xiii) the Company’s ability to maintain its listing on the NYSE American or to list its shares on another national securities exchange, (xiv) the Company’s ability to continue as a going concern, and (xv) the Company’s ability to achieve compliance with the NYSE America’s continued listing standards within the required time frame.

Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 16, 2024, as amended on July 18, 2024, and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.